Exhibit 6.3

LABORATORY SERVICES AGREEMENT

This Agreement, effective this 13th day of July 2018 (“Effective Date”) is by and between Admera Health LLC (“ADMERA”) and Quadrant Biosciences Inc (“Referring Entity”).

WITNESSETH

WHEREAS, Referring Entity desires to engage ADMERA to perform certain laboratory services for Referring Entity and Referring Entity’s patients, and ADMERA desires, pursuant to the terms and conditions set forth herein, to provide such services.

NOW THEREFORE, in consideration of the foregoing premises and mutual promises herein contained, and intending to be bound legally hereby, Referring Entity and ADMERA agree as follows:

1.	SERVICES

1.1	ADMERA will provide clinical laboratory services for Referring Entity as listed on Attachment 1 to this Agreement.

1.2	Each requisition or other order for laboratory services delivered to ADMERA shall be deemed a representation and warranty by Referring Entity on the date thereof that all services requested are ordered by a person authorized by law to order the services (an “Authorized Provider”).

1.3	Referring Entity shall obtain any such consents and authorizations from its customers and others as may be required by state and federal laws (including without limitation, any laws requiring consent to genetic testing) to enable ADMERA to perform the requested services and report results of such services.

1.4	Referring Entity will be responsible for all pick up and courier services with respect to sending their specimens to ADMERA for testing.

1.5	Results of clinical laboratory services will be provided electronically by ADMERA to Referring Entity within [10] business days of ADMERA’s receipt of such specimens.

1.6	Following receipt of specimen-specific probability analysis provided by Referring Entity, ADMERA will finalize the clinical laboratory report; each such report will be made available to the appropriate clinician by ADMERA through its laboratory information management system.

1.7	ADMERA will promptly notify Referring Entity of any failures in respect of such specimens (including failures discovered through various quality control measures, specimens damaged in shipment or other sources of specimen failure). Alternatively, ADMERA can provide Referring Entity access to such information through access to its laboratory information management system. Such notification, if provided manually, will generally occur within one business day of discovery.

1.8	ADMERA will promptly respond to Referring Entity queries regarding services provided herein. Such responses will generally occur within one business day.

2.	COMPENSATION

2.1	ADMERA will invoice Referring Entity on a monthly basis in accordance with applicable federal and state statutes and regulations. Invoices to Referring Entity will be in the format attached to this Agreement as Appendix 2. Pricing will remain in effect for twenty-four (24) months from the above-referenced Effective Date, after which time on each subsequent anniversary of the above-referenced Effective Date, the fees for those services set forth will be reviewed for adjustments based on volumes, cost of goods increases and similar economic variables.

2.2	Referring Entity agrees to pay ADMERA in full within thirty (30) days of the date of ADMERA invoices for Laboratory’s services. Referring Entity’s obligation to pay for Laboratory’s services rendered prior to termination of the Agreement shall survive termination of this Agreement.

2.3	Referring Entity represents, warrants, and covenants that to the extent Referring Entity bills and collects fees from participants or customers for the laboratory services conducted pursuant to this Agreement, all billing and collection activities shall be performed in accordance with all applicable billing, direct-billing, anti-markup, and/or disclosure regulations, and state and federal law.

3.	RESULTS AND RECORDS

3.1	For services performed under this Agreement, ADMERA will provide a written technical laboratory report (“Report” or “ Reports”) to Referring Entity. The Referring Entity Report(s) shall clearly indicate that ADMERA has performed the technical components referenced in such Report(s) and shall otherwise comply with all applicable federal and state requirements that pertain to test reporting criteria.

3.2	Referring Entity shall be solely responsible for the delivery of the Reports to the Authorized Providers for purposes of facilitating medical diagnosis and treatment decisions concerning the patient, and/or advising the patient on health and medical issues (including consultation with other health care professionals on health and medical issues related to that patient).

3.3	Referring Entity shall be responsible for assuring that any information transmitted by ADMERA to Referring Entity that is later posted at Referring Entity’s website or otherwise delivered to Referring Entity’s customers will accurately reflect the information transmitted to Referring Entity by ADMERA.

3.4	ADMERA agrees to maintain records in such form and for such duration as may be required by federal, state and local statutes and regulations. Referring Entity and ADMERA agree that clinical records of patients related to the ordering of services and/or the Reports (collectively the “Data”) shall be regarded as confidential and both parties shall comply with all applicable federal and state laws and regulations regarding the use and disposition of such Data, including without limitation, the Health Insurance Portability and Accountability Act. The provisions of this paragraph shall survive termination of this Agreement.

4.	TERM AND TERMINATION

4.1	This Agreement shall commence on the Effective Date and remain in effect for a term of two (2) years. This Agreement shall renew automatically for additional terms of one (1) year each until terminated in accordance with the terms set forth in this Agreement.

4.2	Either party may terminate this Agreement at any time, with or without cause, upon providing at least one hundred eighty (180) days prior written notice to the other party.

4.3	This Agreement may be terminated by either party in the event of a material breach by the other party, upon the giving of thirty (30) days written notice setting forth such breach. However, if such breach is cured within such thirty (30) day period, then such notice will be deemed to be withdrawn.

5.	INSURANCE

5.1	ADMERA and Referring Entity agree to maintain general and professional liability insurance in amounts adequate to cover their respective acts and omissions, but in any event in amounts sufficient to cover not less than $1million for each occurrence and not less than $4 million in the aggregate.

5.2	ADMERA and Referring Entity agree to furnish each other with a current and valid Certificate of Insurance, or proof of adequate self-insurance, evidencing their general liability and professional liability insurance coverage. Any material modification or alteration in such coverage shall be promptly communicated to the other party. Current ADMERA Certifications, Licenses and Accreditations are herein attached as Attachment 1.

6.	EXCLUSION OF INCIDENTAL/CONSEQUENTIAL/PUNITIVE DAMAGES

In no event shall either party or its respective officers, directors, employees, agents or affiliates be liable for any special, exemplary, incidental, consequential or punitive damages, whether in contract, warranty, tort, strict liability or otherwise. These limitations shall apply notwithstanding any failure of the essential purpose of any limited remedy and shall survive termination of this Agreement.

7.	GOVERNING LAW

This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflict of law provisions thereof.

8.	LICENSURE

8.1	ADMERA will comply with the licensing and certification requirements under the Clinical Laboratory Improvement Amendments of 1988, as amended, the Medicare and Medicaid programs, and any applicable federal, state, and local statutes and regulations. It is further agreed that upon the request of Referring Entity, ADMERA will provide verification of such licensure.

8.2	Referring Entity will comply with all licensing and certification requirements and all federal, state and local statutes and regulations which are applicable to its operations, including, without limitation, all applicable licensing and certification requirements of the Medicare and Medicaid programs. It is further agreed that upon the request of ADMERA, Referring Entity will provide verification of such licensure and certification of such compliance.

9.	MISCELLANEOUS

9.1	It is understood that ADMERA and Referring Entity are independent contractors engaged in the operation of their own respective businesses.

9.2	ADMERA agrees that all data generated through the execution of services provided hereunder are the sole and exclusive property of the Referring Entity; further, ADMERA agrees not to attempt to reverse-engineer or otherwise replicate the clinical laboratory tests owned by the Referring Entity.

9.3	All rights and obligations of either party under this Agreement may be assigned to its subsidiary, successor, or parent corporation with the written consent of the other party under this Agreement. Services to be provided hereunder by ADMERA may be provided by a subsidiary or affiliate of ADMERA which is in good standing and maintains the same licensing and certifications as ADMERA. Notwithstanding anything to the contrary in this section, nothing contained in this section shall release the assigning party from any liabilities or obligations it may have under this Agreement.

9.4	This Agreement may only be modified in writing signed by both parties.

9.5	All notices required to be given hereunder will be deemed to have been served properly, if in writing, and mailed by registered or certified mail, return receipt requested (or via recognized overnight courier service), properly addressed and posted in a United States depository to the respective parties hereto at the following addresses:

ADMERA HEALTH LLC.

126 Corporate Boulevard.

South Plainfield, NJ 07080

Attn: Brady Millican

Quadrant Biosciences Inc

505 Irving Avenue

STE 3100AB

Syracuse NY 13210

Attn: Richard Uhlig

9.6	Each party represents and warrants that it is not an Excluded Provider (i.e., it has not been convicted of a crime related to health care or is not currently listed by a federal agency as debarred, excluded or otherwise ineligible for participation in federally funded programs). Each party shall notify the other within five days after it receives notice that the notifying party is an excluded provider. The party receiving the notice shall have the right to terminate this agreement immediately upon receipt of such notice.

9.7	If any provision of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, the parties shall, if possible, agree on a legal, valid and enforceable substitute provision that is similar in effect to the deleted provision. The remaining portion of the Agreement not declared illegal, invalid or unenforceable shall, in any event, remain valid for the remaining term unless the provision found illegal, invalid or unenforceable goes to the essence of the Agreement.

10.	COMPLIANCE WITH LAW

This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflict of law provisions thereof. Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules or regulations, including, but not limited to, direct patient billing, anti-markup, and disclosure regulations or laws, the federal Physician Self-Referral Law, 42 U.S.C. 1395nn, and the regulations promulgated thereunder, similar state physician self-referral laws and regulations, the federal Medicare/Medicaid Anti-kickback Law and regulations promulgated thereunder and similar state anti-kickback laws and regulations and the Health Insurance Portability and Accountability Amendments. This paragraph will survive the termination of this Agreement.

11.	LOGO’s/PUBLICITY

Either party shall not use the name or logo of other party and shall not originate any publicity, news release, or other public announcement, whether written, oral or via the Internet, relating to this Agreement, any amendment hereto, any prices quoted herein or to any performance hereunder, without the prior written approval of both parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the day and year first above written.

Admera Health, LLC		Quadrant Biosciences Inc.

	DocuSigned by:		DocuSigned by:
By:		By:
	641AD6B0FA01470…		330792A2F551423…
Name:	Brady Millican	Name:	Richard Uhlig

Title:	VP Business Development	Title:	Chief Executive Officer